Exhibit 99.5

RESTRICTED STOCK AGREEMENT FOR U.S. PARTICIPANTS PURSUANT TO

FEDEX CORPORATION 2019 OMNIBUS STOCK INCENTIVE PLAN

THIS RESTRICTED STOCK AGREEMENT is made this ____ day of ____________, 20____, by and between __________________ (the “Participant”) and FedEx Corporation, a Delaware corporation (the “Company”), pursuant to the Company’s 2019 Omnibus Stock Incentive Plan (the “Plan”), which is incorporated into and forms a part of this Agreement.

WHEREAS, the Committee (as defined in the Plan) on _________________, authorized and directed the Company to make an award of stock to the Participant under the Plan for the purposes expressed in the Plan;

NOW, THEREFORE, in consideration of the foregoing and the mutual undertakings herein contained, the parties agree as follows:

1. Grant of Stock. In accordance with the terms of the Plan and subject to the further terms, conditions and restrictions contained in this Agreement, the Company hereby grants to the Participant _______ shares (the “Shares”) of the Company’s common stock, $0.10 par value (the “Common Stock”). As long as the Shares are subject to the Restrictions set forth in Section 4 of this Agreement, such shares shall be deemed to be, and are referred to in this Agreement as, the “Restricted Shares.”

2. Shares. Restricted Shares shall be deposited with the Company or its designee to be held in escrow until such Shares are released to the Participant or forfeited in accordance with this Agreement.

If any Restricted Shares are forfeited, the Company shall direct the transfer agent of the Common Stock to make the appropriate entries in its records showing the cancellation of the Restricted Shares and to return the Shares represented thereby to the Company’s treasury.

3. Adjustments in Restricted Shares. In the event the outstanding Common Stock is changed or exchanged as a result of a stock dividend, stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise affecting the Common Stock, the Committee shall make approximate and equitable adjustments in the Restricted Shares corresponding to adjustments made by the Committee in the number and kind of shares which may be issued under the Plan. Any new, additional or different securities to which the Participant shall be entitled in respect of Restricted Shares by reason of such adjustment shall be deemed to be Restricted Shares and shall be subject to the same terms, conditions, and restrictions as the Restricted Shares so adjusted.

4. Restrictions. During applicable periods of restriction determined in accordance with Section 6 of this Agreement, Restricted Shares, and all rights with respect to such Shares, may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, gifted, transferred or disposed of in any manner and shall be subject to the risk of forfeiture contained in Section 5 of this Agreement (such limitations on transferability and risk of forfeiture being herein referred to as “Restrictions”), but the Participant shall have all other rights of a stockholder, including, but not limited to, the right to vote and receive dividends on Restricted Shares.

5. Forfeiture of Restricted Shares. In the event that the Participant’s employment by the Company or a subsidiary terminates for any reason other than his or her death, Retirement (as defined in the Plan) or Disability (as defined in the Plan), such event shall constitute an “Event of Forfeiture” and all Shares which at that time are Restricted Shares shall thereupon be forfeited by the Participant to the Company without payment of any consideration by the Company, and neither the Participant nor any successor, heir, assign or personal representative of the Participant shall have any right, title or interest in or to such Restricted Shares.

6. Lapse of Restrictions. (a) Except as provided in subsection (b) below, the Restrictions on the Restricted Shares granted under this Agreement shall lapse ratably on each of the first through fourth anniversaries of the date of this Agreement, including in the event the Participant retires at or after the age of 55, but before the age of 60, in accordance with the following schedule:

Date	Number of Shares on Which Restrictions Lapse

(b) The Restrictions shall immediately lapse on the Restricted Shares (if not already lapsed pursuant to subsection (a) above) on the Participant’s Retirement (as defined in the Plan) at or after the age of 60, Disability (as defined in the Plan) or death.

(c) Upon lapse of the Restrictions in accordance with this Section, the Company shall, as soon as practicable thereafter, deliver to the Participant unrestricted Shares with respect to which such Restrictions have lapsed.

7. Tax Equalization Bonus. The Company shall, provided the Participant has furnished the Company evidence of having timely made the election under Section 83(b) of the Internal Revenue Code with respect to the grant of the Shares, pay for the benefit of the Participant a bonus equal to the gross amount of Federal income taxes, Medicare tax and loss of itemized deduction for such Federal income taxes for which the Participant has incurred a liability solely as a result of the grant of the Shares, the making of such election and the payment of such bonus. All of such payment shall be made in the form of federal income tax withholding payments on or before ___________________. No such bonus shall be paid unless the Participant makes such election and furnishes the Company proof of such election in such form and manner as the Company shall prescribe.

8. Withholding Requirements. Whenever payments hereunder are to be made in cash, or Restrictions lapse with respect to Restricted Shares, the Company shall have the right to withhold from sums due to the Participant (or to require the Participant to remit to the Company) an amount sufficient to satisfy any Federal, state or local withholding tax requirements prior to making such payments or delivering such Shares.

9. Effect of Employment. Nothing contained in this Agreement shall confer upon the Participant the right to continue in the employment of the Company or affect any right which the Company may have to terminate the employment of the Participant.

10. Amendment. This Agreement may not be amended except with the consent of the Committee and by a written instrument duly executed by the Participant and the Company.

11. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and assigns. The terms of this Agreement shall in all respects be subject to the terms of the Plan. Participant acknowledges receipt of a copy of the Plan, which is attached hereto, represents that he or she is familiar with the terms and provisions thereof and accepts the award of Shares hereunder subject to all of the terms and conditions thereof and of this Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Committee upon any questions arising under the Plan or this Agreement.

12. Additional Requirements. The Company reserves the right to impose other requirements on the Restricted Shares and the Participant’s participation in the Plan to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Restricted Shares and the Plan. Such requirements may include (but are not limited to) requiring the Participant to sign any agreements or undertakings that may be necessary to accomplish the foregoing.

13. Addendum. Notwithstanding any provisions in this Agreement to the contrary, if the Participant transfers residence and/or employment to another country, the Company may establish alternative terms, conditions and requirements as may be necessary or advisable to accommodate the Participant’s transfer and to comply with local law, rules and regulations or to facilitate the operation and administration of the Restricted Shares and the Plan. Such provisions shall be set forth in an addendum to this Agreement.

IN WITNESS WHEREOF, the Company and the Participant have each executed and delivered this Agreement as of the date first above written.

ATTEST:	FEDEX CORPORATION

By:
Assistant Secretary	Chairman and Chief Executive Officer

PARTICIPANT: